

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 27, 2017

<u>Via E-mail</u>
Vicente Reynal
Chief Executive Officer
Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202

> **Re: Gardner Denver Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 28, 2017**
> **File No. 333-216320**

Dear Mr. Reynal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market, Ranking and Other Industry Data, page ii

1.   Given your disclosure that "some market data and other statistical information used throughout this prospectus are based in part upon information provided by independent research and advisory firms," please identify the sources of the industry data where applicable. For example, we note the reference in the first paragraph on page 5 and page 84 to "industry sources" and the reference in the first paragraph on page 83 to "Industry reports."

Prospectus Cover Page

2.   Please ensure that your disclosure here and throughout your document clearly reflects the proper entity. For example, we note on the prospectus cover page you define KKR as Kohlberg Kravis Roberts & Co. L.P. and at the bottom of the prospectus cover you

indicate that KKR is the underwriter. However, you disclose on pages 12, 153 and 154 that KKR Capital Markets LLC is the underwriter. Also, revise the references on pages 13 and 154 to clarify what you mean by the reference to "members," such as members of which entity.

Our Company, page 1

3.   Please balance your prominent disclosure on page 1 about your revenues for the year ended December 31, 2016 and Adjusted EBITDA with your net loss for the year ended December 31, 2016 and that your revenues have decreased since December 31, 2014. Also, provide a cross-reference to the related reconciliation concerning net loss and Adjusted EBITDA presented on page 15.

4.   Please revise to explain your business by avoiding the use of terms that may not be familiar to investors or explain their meaning when first used, in context. For example, please explain the term "proppant" mentioned on page 4.

5.   Where you disclose qualitative attributes about you and your products, please limit those conclusions to management's belief or provide support for your conclusions. For example we note your disclosure on page 8 about "deep expertise" and "injecting significant new levels of talent" and your disclosure on page 9 that you are "a partner of choice for many of [y]our long-standing customers."

6.   In addition, if you wish to highlight beneficial changes resulting from your post-acquisition activities, please also discuss any potential challenges presented by acquisition or restructuring activities, such as additional indebtedness or changes to liquidity, or significant new and additional management.

7.   In the final full paragraph on page 3 you discuss your opportunity in terms of expected changes in domestic and world economic conditions/trends. Since these expected trends appear to represent a part of your growth potential, clarify the source of these expectations.

Corporate History and Information, page 10

8.   Please disclose the aggregate price that the affiliate of KKR paid to acquire you in 2013.

9.   Please disclose benefits to affiliates associated with this offering, including KKR and members of management that participated in the KKR acquisition. The benefits should be quantified to the extent practicable by each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in the KKR acquisition?

Potential government regulation restricting the use of hydraulic fracturing, page 18

10.   Please discuss in greater detail the recent initiatives to regulate or otherwise restrict hydraulic fracturing.

Use of Proceeds, page 34

11.   We note that you intend to use the proceeds from this offering to repay certain indebtedness. If you do not expect to determine the debt you will repay prior to effectiveness, please explain to us how and when you expect to identify how you will apply the proceeds to reduce your debt.

12.   Please disclose, if applicable, the extent to which KKR or its affiliates will receive any of the proceeds from the offering used to repay debt.

Selling and Administrative Expenses, page 45

13.   Please revise to clarify that your selling and administrative expenses include research and development expenditures, to be consistent with your disclosures on page F-8.

(Benefit) Provision for Income Taxes, page 52

14.   Revise to disclose more specific details of the reasons for the significant increase in the effective tax rate in fiscal 2016.

Stock Compensation, page 69

15.   Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Consolidated Financial Statements for the Years ended December 31, 2016, 2015 and 2014

Note 1. Revenue Recognition, page F-9

16.   Please disclose more specific details of your revenue recognition policy, including whether there are any continuing obligations upon delivery, rights of return and sales or pricing discounts and how these impact revenue recognition. In addition, please clarify whether your policy is different for sales to distributors or by your sales representatives.

17.   In addition, you disclose on page 20 that substantially all of your customer engineered product contracts are at a fixed price and that you face certain risks under these contracts. Please revise to clarify whether these are long-term construction-type or production-type

contracts that would fall under ASC 605-35 and provide the disclosures required ASC 605-35-50, if material, including your accounting for anticipated losses under these contracts.

Note 4. Restructuring, page F-15

18.   We note the significant restructuring charges for the years presented. Please provide a discussion in MD&A of the effects on earnings and cash flows related to these restructuring activities in the current periods and on future periods, including the anticipated future cost savings, periods over which these savings are expected to be realized, the extent to which you have realized the anticipated savings and whether any savings are expected to be offset by anticipated increases in other expenses or reduced revenues. To the extent actual savings by the plan are not achieved as expected or achieved in periods other than those expected this should also be discussed. Please refer to SAB Topic 5.P.4 and Item 303(a)(3) of Regulation S-K for guidance.

Note 10. Debt, page F-23

19.   Please revise to disclose whether you were in compliance with the covenants and events of default under your debt agreements during the reporting periods.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Richard Fenyes, Esq.